Quarterly Statement Q1 2020

Solid Start to 2020 Amidst COVID-19 Crisis
Total Revenue and Operating Profit Up
Free Cash Flow Up 9%

- IFRS Cloud Revenue Up 29%; Non-IFRS Cloud Revenue Up 27%
- IFRS Cloud Gross Margin Up 5pp; Non-IFRS Cloud Gross Margin Up 3pp
- Current Cloud Backlog Up 25%
- Total Revenue Up 7%
- IFRS Operating Profit Increased Strongly To €1.2bn; Non-IFRS Operating Profit At €1.5bn, Up 1%
- IFRS Operating Margin Up 20.8pp; Non-IFRS Operating Margin Down 1.3pp
- IFRS EPS Increased Strongly To €0.68; Non-IFRS EPS At €0.85, Down 5%
- Operating Cash Flow Up 6%, Free Cash Flow Up 9%

Cloud Revenue
in € millions

IFRS	Non-IFRS
2,011	2,012
▲ +29%	▲ +27% (+25% cc)

Total Revenue
in € millions

IFRS	Non-IFRS
6,521	6,522
▲ +7%	▲ +7% (+5% cc)

The share of more predictable revenue reached **76%** in the first quarter of 2020 (+4 percentage points)

Cloud & Software Revenue
in € millions

IFRS	Non-IFRS
5,397	5,398
▲ +7%	▲ +6% (+5% cc)

Operating Profit
in € millions

IFRS	Non-IFRS
1,210	1,482
▲ N/A	▲ +1% (0% cc)

" Building on last year's momentum, SAP started the first two months of the quarter with strong momentum and healthy growth. For nearly five decades, SAP has been synonymous with mission critical business operations. As the unprecedented global challenges presented by COVID-19 emerged, we benefited from the inherent resilience of our business model and sustainable relevance of our portfolio. Our emphasis on increasing our base of more predictable revenue and the geographic and sector diversity of our business has strongly positioned us to weather the period ahead and emerge stronger in the new normal that will follow.

Christian Klein, CEO

" Our first quarter results highlight the durability of our business. We will continue to balance disciplined expense management with investment in innovation to ensure we maintain and enhance our competitive advantages. Our balance sheet stability and revenue predictability allow us to continuously deliver long-term value for our shareholders.

Luka Mucic, CFO

SAP Quarterly Statement Q1 2020 1

Walldorf, Germany – April 21, 2020
SAP SE (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2020.

Business Performance First Quarter 2020

Financial Highlights[1]

Business activity in the first two months of the quarter was healthy. As the impact of the COVID-19 crisis rapidly intensified towards the end of the quarter, a significant amount of new business was postponed. This is reflected, in particular, in the significant year over year decrease in software licenses revenue.

In the first quarter, current cloud backlog[2] was up 25% to €6.65 billion (24% at constant currencies). Cloud revenue grew 29% year over year to €2.01 billion (IFRS), up 27% (non-IFRS) and 25% (non-IFRS at constant currencies). Software licenses revenue was down 31% year over year to €451 million (IFRS and non-IFRS) and down 31% (non-IFRS at constant currencies). Cloud and software revenue grew 7% year over year to €5.40 billion (IFRS), up 6% (non-IFRS) and 5% (non-IFRS at constant currencies). Total revenue grew 7% year over year to €6.52 billion (IFRS), up 7% (non-IFRS) and 5% (non-IFRS at constant currencies).

The share of more predictable revenue grew by four percentage points year-over-year to 76% in the first quarter.

Cloud gross margin increased 5.3 percentage points year over year to 66.4% (IFRS) and increased by 3.0 percentage points year over year to 69.3% (non-IFRS).

IFRS operating profit in the first quarter increased strongly primarily due to a significantly lower impact from both restructuring expenses and share-based compensation expenses. Operating profit increased year over year to €1.21 billion (IFRS), up 1% to €1.48 billion (non-IFRS) and was flat (non-IFRS at constant currencies). Operating margin increased 20.8 percentage points year over year to 18.6% (IFRS) and declined 1.3 percentage points year over year to 22.7% (non-IFRS) and 1.3 percentage points to 22.7% (non-IFRS at constant currencies).

In the first quarter, SAP incurred a cost of approximately €36 million in relation to the cancellation of its in-person annual SAPPHIRE NOW and other customer events. Absent the cancellations, these expenses would have been recognized in the later quarters for which the events were originally scheduled.

Earnings per share increased strongly year over year to €0.68 (IFRS) and was down 5% to €0.85 (non-IFRS).

Operating cash flow in the first quarter was €2.98 billion, up 6% year-over-year. Free cash flow was up 9% year-over-year at €2.58 billion. At the end of the first quarter, net debt was -€5.83 billion.

The Company completed its share buyback program of approximately €1.5 billion by mid-March and does not plan to conduct further share buybacks in 2020. Further, the dividend proposal of €1.58 per share was unchanged. This will be voted on at the Annual General Meeting of Shareholders, which is scheduled to take place as a virtual event on May 20, 2020.

COVID-19 Response

SAP remains focused on supporting its customers, employees and communities during the COVID-19 pandemic. SAP moved quickly to adopt a virtual sales and remote implementation strategy to enable the large majority of its employees to work productively from home and a continuation of its focus on current customers and the addition of new ones.

To ensure the Company's financial flexibility, SAP is slowing hiring and reducing discretionary spend in addition to natural savings e.g. from lower travel and virtual rather than physical events.

SAP is focused on ensuring continuity for its customers and partners, and SAP's data centers are online with appropriate backup plans. SAP is also focused on the safety of the small number of its employees who are required to work onsite.

SAP is also providing solutions to address many of the issues faced by its customers and the broader business community:

- SAP is offering free access to Remote Work Pulse by Qualtrics so organizations can understand how their employees are doing and what support they need as they adapt to new work environments.
- To address massive disruptions impacting global supply chains, SAP opened up free access to SAP Ariba Discovery so that any buyer can post immediate sourcing needs and any supplier can respond. SAP has seen a more than 50% increase in buyer postings since the offering went live. One critical example was sourcing hospital beds for a temporary hospital.
- SAP is leveraging its vast ecosystem by inviting all its partners to post their free and open offerings on the SAP Community to help support businesses and address the global challenges related to the fight against COVID-19.
- SAP is a partner and sponsor of the HPI FutureSOC Labs which is donating server power to a research initiative by Stanford University. This initiative simulates movement and folding of proteins which could be relevant for the development of vaccines.

[1] Q1 2020 results were also impacted by other effects. For details, please refer to the disclosures on page 24 of this document.

[2] For an explanation please refer to page 7of this document. Addititional information is available at https://www.sap.com/investors/en/reports/reporting-framework.html.

SAP Quarterly Statement Q1 2020 2

Due to the current uncertainty regarding the duration and severity of the COVID-19 pandemic, SAP cannot predict whether our response to date or actions that we may take in the future will be effective in mitigating the impact of COVID-19 on our business and results of operations.

Segment Performance First Quarter 2020

SAP has updated its segment structure to reflect recent organizational changes.[3] Its four reportable segments "Applications, Technology & Support", "Concur", "Qualtrics" and "Services" showed the following performance:

Applications, Technology & Support (AT&S)

In the first quarter, segment revenue in AT&S was up 5% to €4.99 billion year-over-year (up 3% at constant currencies). Solutions which contributed to this growth are listed below.

SAP S/4HANA

SAP S/4HANA is an intelligent, integrated ERP system that runs on our real time in-memory platform, SAP HANA. It addresses industry-specific requirements with proven best practices for 26 verticals and enables new business models as marketplaces evolve. It revolutionizes business processes with intelligent automation, supported by artificial intelligence and robotic process automation. It helps users make better decisions faster with embedded analytics, a conversational interface, and digital assistants. SAP offers customers a choice of deployment options including cloud, on-premise and hybrid so they can choose the scenario or combination that is right for them, all on the same data model with a consistent user experience.

Approximately 300 SAP S/4HANA customers were added in the quarter, taking total adoption to approximately 14,100 customers, up 23% year over year, of which more than 6,700 are live. In the first quarter, more than 45% of the additional SAP S/4HANA customers were net new.

In Q1, world class organizations such as Danone, Dehner Holding, AO Tander, Indorama Ventures, and Cogna Educação selected SAP S/4HANA. Korea Southern Power, Bristol-Myers Squibb, PVH Corp, and Anta Group recently went live on SAP S/4HANA. A fast-growing number of companies of all sizes including Sun Life Financial and Hitachi High Tech began deploying SAP S/4HANA in part or entirely in the cloud. MTU Rolls Royce is now live on SAP S/4HANA Cloud.

Human Experience Management (HXM)

The SAP SuccessFactors Human Experience Management (HXM) Suite provides solutions for core HR and payroll, talent management, employee experience management and people analytics. Built as a highly scalable platform it meets complex cross border requirements, delivering tax regulation and HR policy updates in 98 specific countries, 42 languages and payroll in 45 countries.

HXM is designed around what employees need, how they work, and what motivates them. It empowers employees and enables HR leaders to accelerate business growth.

SAP SuccessFactors HXM solutions leverage Qualtrics solutions allowing customers to capture insights from employees and link them with operational data to see what is happening, understand why and take action. More than 550 customers have selected these solutions since their launch in May 2019.

Chobani, Volaris, and Hyundai Motor Europe were some of many competitive wins.

Banco Galicia, one of the most important private banks in Argentina, relies on SAP's innovative cloud solutions to boost and transform its growth strategy. With more than 3 million clients, the bank acquired SAP SuccessFactors and Qualtrics, improving the experience of more than 6,000 employees

Nexa went live on SAP SuccessFactors this quarter.

SAP Customer Experience

SAP Customer Experience (CX) combines leading solutions for commerce. service, marketing, sales, and customer data, enabling companies to manage and deliver personalized customer experiences across touchpoints and channels based on a complete view of the customer. As part of the Intelligent Enterprise, SAP CX suite integrates with SAP S/4HANA from demand signals to fulfillment in one end-to-end process.

SAP CX solutions also use the benefits of Qualtrics Customer Experience Management to understand the wants and needs of customers. This enables organizations to combine customer feedback and operational data to listen, understand and take action in the moment to improve the customer experience.

Smartsheet was one of many companies who chose SAP Customer Experience solutions, while Mindray and Kennametal went live in Q1.

Business Technology Platform

SAP's business technology platform helps customers to turn their data into business value. It encompasses database and data management, application development and integration, analytics, and intelligent technologies. The business technology platform represents a combination

[3] For additional information regarding changes in SAP's segment structure please refer to section H.1

SAP Quarterly Statement Q1 2020 3

of SAP's leading technologies such as SAP HANA, SAP Cloud Platform, SAP Data Warehouse Cloud, SAP Analytics Cloud, SAP Data Intelligence and SAP Intelligent Robotic Process Automation bundled into one single reference architecture. It supports cloud, on-premise and hybrid customer landscapes. Additionally, the business technology platform offers seamless interoperability with hyperscalers' technologies to deliver a high level of scalability and flexibility. The business technology platform provides customers with convenient access to SAP data, SAP technology and SAP pre-configured business services to help them drive business value across their entire solution landscape.

Trident Group selected SAP's business technology platform and analytics cloud solutions and Mercedes-Benz Brazil went live in the first quarter.

Ariba & Fieldglass

SAP Ariba provides collaborative commerce capabilities from sourcing and orders through invoice and payment along with expertise to help customers optimize their spend. It drives simple, intelligent exchanges between millions of buyers and suppliers across both direct and indirect expense categories. The SAP Ariba platform is embedding Qualtrics to enhance experience and to create a continuous feedback loop for buyers and suppliers on the network.

SAP Ariba and SAP Fieldglass, together with SAP Concur, represent SAP's intelligent spend platform, the largest commerce platform in the world with over $3.7 trillion in global commerce annually transacted in more than 180 countries.

In Q1 SAP Ariba was positioned as a Visionary in the Gartner Magic Quadrant for Contract Life Cycle Management. Mabe, Helaba, and Vestas Wind Systems chose SAP Ariba solutions in the first quarter, while Furukawa Electric LatAm S.A. went live.

SAP Fieldglass is the leader in external workforce management and services procurement. It helps organizations find, engage, and manage all types of flexible resources including contingent workers, consultants and freelancers. SAP Fieldglass solutions connect customers with approximately 6.8 million active external workers. Hitachi Systems chose SAP Fieldglass solutions in the first quarter.

Concur

In the first quarter, Concur segment revenue was up 14% to €428 million year-over-year (up 11% at constant currencies).

Concur provides integrated travel, expense, and invoice management solutions that simplify and automate these time-consuming everyday processes. The SAP Concur mobile app guides employees through every trip, charges are effortlessly populated into expense reports, and invoice approvals are automated. By integrating near real-time data and using AI to audit 100% of transactions, businesses can see and efficiently control their travel spend.

Marzam and General Motors were among the companies who chose SAP Concur solutions in the first quarter.

Qualtrics

In the first quarter, Qualtrics segment revenue was up 82% to €161 million year-over-year (up 76% at constant currencies).

With Qualtrics, SAP combines market leadership in Experience Management (XM) with end-to-end operational power in 26 industries to help organizations manage and improve the four core experiences of business: customer, employee, product, and brand. Chalhoub Group is one example of numerous companies using the SuccessFactors Qualtrics platform.

The Qualtrics XM™ Platform is trusted by over 11,600 customers to listen, understand, and take action on experience data (X-data™) by combining X-data with the operational data (O-data™) systems of the enterprise.

In Q1, Sainsbury's Supermarkets, Mars Incorporated, Energia, Impossible Foods and many others selected Qualtrics to move beyond systems of record to new systems of action and achieve breakthrough results.

Services

In the first quarter, Services segment revenue was up 5% to €851 million year-over-year (up 4% at constant currencies).

SAP deploys a global team of service professionals with in-depth expertise in SAP solutions and innovation to help companies drive value creation and succeed in becoming Intelligent Enterprises.

The Services organization simplifies and accelerates digital transformation through:

- Outcome-focused services and proactive support offerings designed to guide customers transformation from end to end.
- Intelligent tools that automate delivery and support.
- SAP Model Company templates with prepackaged reference solutions based on leading industry practices and processes.
- Value-added partnerships with leading system integrators that facilitate success in any environment.

SAP Quarterly Statement Q1 2020 4

Segment Results at a Glance

Segment Performance First Quarter 2020

€ million, unless otherwise stated (Non-IFRS)	Applications, Technology & Support			Services			Concur			Qualtrics		
	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.
Cloud revenue	1,523	27	25	0	NA	NA	367	16	13	120	88	83
Segment revenue	4,986	5	3	851	5	4	428	14	11	161	82	76
Segment profit (loss)	1,843	4	3	84	>100	>100	161	18	14	–12	<-100	<-100
Cloud gross margin	64.4%	3.3pp	3.3pp	NM[1]	NM[1]	NM[1]	88.1%	3.2pp	3.2pp	90.8%	–0.6pp	–0.7pp
Segment margin	37.0%	–0.3pp	–0.3pp	9.9%	6.7pp	6.2pp	37.6%	1.2pp	1.0pp	–7.5%	–15.4pp	–14.9pp

[1] NM = not meaningful

Regional Revenue Performance

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 7% (IFRS) and 6% (non-IFRS at constant currencies). Cloud revenue increased 35% (IFRS) and 34% (non-IFRS at constant currencies) with Germany and the Netherlands being highlights. France, Italy and Switzerland had strong quarters in software licenses revenue.

The Company had a solid performance in the Americas region. Cloud and software revenue increased 10% (IFRS) and 7% (non-IFRS at constant currencies). Cloud revenue increased 27% (IFRS) and 21% (non-IFRS at constant currencies) with Canada and Brazil being highlights. In addition, Mexico and Brazil had strong quarters in software licenses revenue.

In the APJ region, SAP had a solid quarter considering the early outbreak of COVID-19 in the region. Cloud and software revenue was up 1% (IFRS) and flat (non-IFRS at constant currencies). Cloud revenue increased 25% (IFRS) and 24% (non-IFRS at constant currencies) with Japan and South Korea being highlights. For software licenses revenue, Japan and Australia had solid quarters.

Financial Results at a Glance

First Quarter 2020

€ million, unless otherwise stated	IFRS			Non-IFRS[1]			
	Q1 2020	Q1 2019	Δ in %	**Q1 2020**	Q1 2019	Δ in %	Δ in % const. curr.
Current cloud backlog[2]	NA	NA	NA	6,647	5,329	25	24
Cloud revenue	2,011	1,555	29	2,012	1,581	27	25
Software licenses and support revenue	3,386	3,489	–3	3,386	3,489	–3	–4
Cloud and software revenue	5,397	5,044	7	5,398	5,070	6	5
Total revenue	6,521	6,091	7	6,522	6,118	7	5
Share of more predictable revenue (in %)	76	72	4pp	76	72	4pp	
Operating profit (loss)	1,210	–136	NA	1,482	1,467	1	0
Profit (loss) after tax	811	–108	NA	1,015	1,080	–6	
Basic earnings per share (in €)	0.68	–0.10	NA	0.85	0.90	–5	
Number of employees (FTE, March 31)	101,150	98,659	3	NA	NA	NA	NA

[1] For a breakdown of the individual adjustments see table "Non-IFRS Adjustments by Functional Areas" in this Quarterly Statement.

[2] As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2020 5

Business Outlook 2020

Consistent with the revised outlook provided in SAP's pre-announcement on April 8th, 2020 the Company expects:

- Non-IFRS cloud revenue to be in a range of €8.3 billion to €8.7 billion at constant currencies (2019: €7.01 billion), up 18% to 24% at constant currencies. The original range as provided on January 28th was € 8.7 billion to €9.0 billion.
- Non-IFRS cloud and software revenue to be in a range of €23.4 to €24.0 billion at constant currencies (2019: €23.09 billion), up 1% to 4% at constant currencies. The original range as provided on January 28th was € 24.7 billion to €25.1 billion.
- Non-IFRS total revenue to be in a range of €27.8 to €28.5 billion at constant currencies (2019: €27.63 billion), up 1% to 3% at constant currencies. The original range as provided on January 28th was € 29.2 billion to €29.7 billion.
- Non-IFRS operating profit to be in a range of €8.1 to €8.7 billion at constant currencies (2019: €8.21 billion), down 1% to up 6% at constant currencies. The original range as provided on January 28th was € 8.9 billion to €9.3 billion.
- The share of more predictable revenue to reach approximately 72%. The original share as provided on January 28th was approximately 70%.

In light of the COVID-19 impact and the revised operating profit outlook, SAP reassessed its cash flow expectations for 2020 and now expects an operating cash flow of approximately €5 billion (previously approximately €6 billion) and a free cash flow of approximately €3.5 billion (previously approximately €4.5 billion).

The revised outlook assumes the current COVID-19 induced challenging demand environment deteriorates through the second quarter before gradually improving in the third and fourth quarter as economies reopen and population lockdowns end.

While SAP's full-year 2020 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q2 and FY 2020 expected currency impacts.

Expected Currency Impact Based on March 2020 Level for the Rest of the Year

In percentage points	Q2	FY
Cloud revenue	+2pp to +4pp	-1pp to +1pp
Cloud and software revenue	+1pp to +3pp	-1pp to +1pp
Operating profit	+1pp to +3pp	-1pp to +1pp

Ambition 2023

SAP confirms its 2023 ambition which was previously published in its 2019 Integrated Report.

SAP Quarterly Statement Q1 2020 6

Additional Information

This Quarterly Statement and all information therein is unaudited.

The 2019 comparative numbers for first quarter only include Qualtrics revenues and profits from acquisition date of January 23rd.

Definition of key growth metrics

Current cloud backlog is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. It is thus a subcomponent of our overall remaining performance obligations following IFRS 15.120. The current cloud backlog takes into consideration committed deals only. It can be regarded a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals closed after the key date. It also excludes contracts ending within the next 12 months that have not yet been renewed. For our committed cloud business, we believe the current cloud backlog's expansion over a period is a valuable indicator of go-to market success, as it reflects both new contracts closed as well as renewal of existing contracts.

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue

Global commerce is the total commerce volume transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

For explanations on other key growth metrics please refer the performance management section of SAP's Integrated Report 2019, which can be found at www.sapintegratedreport.com.

Webcast

SAP senior management will host a financial analyst conference call today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company's website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world's transaction revenue touches an SAP system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers' businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. SAP simplifies technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 440,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people's lives. For more information, visit www.sap.com.

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SAP Quarterly Statement Q1 2020 7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Quarterly Statement Q1 2020 8

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS) 10

Primary Financial Statements of SAP Group (IFRS) 12

(A) Consolidated Income Statements ... 12

(B) Consolidated Statements of Financial Position ... 13

(C) Consolidated Statements of Cash Flows ... 14

Non-IFRS Numbers 15

(D) Basis of Non-IFRS Presentation ... 15

(E) Reconciliation from Non-IFRS Numbers to IFRS Numbers ... 16

(F) Non-IFRS Adjustments – Actuals and Estimates ... 17

(G) Non-IFRS Adjustments by Functional Areas ... 17

Disaggregations 18

(H) Segment Reporting ... 18

(H.1) Segment Policies and Segment Changes ... 18

(H.2) Segment Reporting ... 18

(I) Revenue by Region (IFRS and Non-IFRS) ... 22

(J) Employees by Region and Functional Areas ... 23

Other Disclosures 24

(K) Financial Income, Net ... 24

SAP Quarterly Statement Q1 2020 9

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020
Revenues						
Cloud (IFRS)	1,555	1,692	1,789	1,896	6,933	**2,011**
Cloud (non-IFRS)	1,581	1,717	1,807	1,907	7,013	**2,012**
% change – yoy	48	40	37	35	40	**27**
% change constant currency – yoy	41	35	33	32	35	**25**
Software licenses (IFRS)	650	948	932	2,002	4,533	**451**
Software licenses (non-IFRS)	650	948	932	2,002	4,533	**451**
% change – yoy	4	–5	–1	–4	–2	**–31**
% change constant currency – yoy	1	–6	–4	–6	–5	**–31**
Software support (IFRS)	2,838	2,854	2,907	2,948	11,547	**2,934**
Software support (non-IFRS)	2,838	2,854	2,907	2,948	11,548	**2,934**
% change – yoy	7	4	5	4	5	**3**
% change constant currency – yoy	4	2	3	2	3	**2**
Software licenses and support (IFRS)	3,489	3,802	3,839	4,950	16,080	**3,386**
Software licenses and support (non-IFRS)	3,489	3,802	3,840	4,950	16,080	**3,386**
% change – yoy	6	2	4	1	3	**–3**
% change constant currency – yoy	3	0	1	–1	1	**–4**
Cloud and software (IFRS)	5,044	5,495	5,629	6,846	23,012	**5,397**
Cloud and software (non-IFRS)	5,070	5,520	5,647	6,857	23,093	**5,398**
% change – yoy	16	11	13	8	12	**6**
% change constant currency – yoy	12	8	10	6	9	**5**
Total revenue (IFRS)	6,091	6,631	6,791	8,041	27,553	**6,521**
Total revenue (non-IFRS)	6,118	6,656	6,809	8,052	27,634	**6,522**
% change – yoy	16	11	13	8	12	**7**
% change constant currency – yoy	12	8	10	6	9	**5**
Share of more predictable revenue (IFRS, in %)	72	69	69	60	67	**76**
Share of more predictable revenue (non-IFRS, in %)	72	69	69	60	67	**76**
Profits						
Operating profit (loss) (IFRS)	–136	827	1,679	2,102	4,473	**1,210**
Operating profit (loss) (non-IFRS)	1,467	1,816	2,086	2,839	8,208	**1,482**
% change	19	11	20	12	15	**1**
% change constant currency	13	8	15	9	11	**0**
Profit (loss) after tax (IFRS)	–108	582	1,259	1,637	3,370	**811**
Profit (loss) after tax (non-IFRS)	1,080	1,317	1,564	2,190	6,152	**1,015**
% change	25	12	15	22	18	**–6**
Margins						
Cloud gross margin (IFRS, in %)	61.2	62.6	64.5	65.1	63.5	**66.4**
Cloud gross margin (non-IFRS, in %)	66.2	67.9	69.0	69.5	68.2	**69.3**
Software license and support gross margin (IFRS, in %)	84.6	86.0	87.0	88.1	86.6	**85.2**
Software license and support gross margin (non-IFRS, in %)	85.7	87.1	87.6	88.8	87.4	**85.7**
Cloud and software gross margin (IFRS, in %)	77.4	78.8	79.9	81.7	79.6	**78.2**
Cloud and software gross margin (non-IFRS, in %)	79.6	81.1	81.7	83.4	81.6	**79.6**
Gross margin (IFRS, in %)	66.5	68.2	70.3	72.8	69.7	**68.3**
Gross margin (non-IFRS, in %)	69.5	71.4	72.3	75.2	72.3	**69.8**
Operating margin (IFRS, in %)	–2.2	12.5	24.7	26.1	16.2	**18.6**
Operating margin (non-IFRS, in %)	24.0	27.3	30.6	35.3	29.7	**22.7**
AT&S segment – Cloud gross margin (in %)	61.1	62.5	63.1	63.1	62.5	**64.4**
AT&S segment – Segment gross margin (in %)	78.5	80.0	80.4	82.9	80.6	**78.4**
AT&S segment – Segment margin (in %)	37.2	43.1	44.9	48.5	43.9	**37.0**
Services segment – Services gross margin (in %)	21.1	24.7	31.0	28.8	26.6	**26.7**
Services segment – Segment gross margin (in %)	16.9	21.6	28.1	25.5	23.2	**22.8**

SAP Quarterly Statement Q1 2020 10

 1) Days s ales outstanding measures the av erag e number of days from the r aised invoice to cas h receipt from the customer. We calculate D SO by dividing the averag e inv oiced trade receivables balance of the last 12 months by the aver age monthly cash recei pt of the l ast 12 months. 2) In full-time equivalents. Due to rounding, numbers may not add up precisely.

Primary Financial Statements of SAP Group (IFRS) (A) Consolidated Income Statements € millions, unl ess otherwise stated Q1 2020 Q1 2019 in % 1) For the three months ended March 31, 2020 and 2019, the weighted aver age number of shares was 1,191 million ( diluted 1,191 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock ex cluded). Due to rounding, numbers may not add up precisely.

(B) Consolidated Statements of Financial Position as at 3/31/2020 and 12/31/2019 € millions2020 2019 € millions2020 2019 Due to rounding, numbers may not add up precisely.

(C) Consolidated Statements of Cash Flows € millionsQ1 2020 Q1 2019 Due to rounding, numbers may not add up precisely.

Non-IFRS Numbers (D) Basis of Non-IFRS Presentation We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not pre-pared in accordance with IFRS and are therefore considered non-IFRS financial measures. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

€ millions, unl ess otherwise stated Q1 2020 Q1 2019  in % IFRS Adj. Non-Currency Non-IFRS IFRS Adj. Non-IFRS Non-Non-IFRS IFRS Impact Constant Currency IFRS IFRS Constant Currency1) 1) Constant currency period-ov er-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS num-bers of the previous year's respective period. 2) The differ ence between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2020 mainly resulted from tax effects of acquisition-related charges and share-based payment expenses. The difference between our effectiv e tax rate ( IFRS) and effective tax r ate (non-IFRS) in Q1 2019 mainly r esulted from tax effects of restructuring ex penses, shar e-based payment ex penses and acquisition-related charges. Due to rounding, numbers may not add up precisely. SAP Quarterly Statement Q1 2020 16

(F) Non-IFRS Adjustments – Actuals and Estimates Due to rounding, numbers may not add up precisely. (G) Non-IFRS Adjustments by Functional Areas Q1 2020 Q1 2019 IFRS Acq uisit ion-Related SBP1) Restruc-Non-IFRS turing IFRSAcquisition-Related SBP1) Restruc-turing Non-IFRS 1) Share-based Payments Due to rounding, numbers may not add up precisely. If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows: € millionsQ1 2020 Q1 2019 Due to rounding, numbers may not add up precisely.

Disaggregations

(H) Segment Reporting

(H.1) Segment Policies and Segment Changes

SAP has four reportable segments: the Applications, Technology & Support segment, the Services segment, the Concur segment, and the Qualtrics segment.

In the first quarter 2020, the following changes to the composition of our operating segments occurred due to internal reorganizations and changes in board responsibilities:

- With bringing together services delivery and services sales functions, a new global services unit was established resulting in a new segment called Services segment. The services business was formerly part of the Applications, Technology & Services segment. However, the Services segment does not reflect the full services business as other segments provide services as well. As a result of this change the Applications, Technology & Services segment was renamed to Applications, Technology & Support segment.
- The Intelligent Spend Group segment experienced several changes through the integration of Ariba and Fieldglass offerings as well as Concur engineering functions into the Applications, Technology & Support segment and into the newly established Services segment.

As a result of the above-mentioned changes, the former Intelligent Spend Group segment only comprises our Concur business except for the engineering functions going forward. The Intelligent Spend Group segment was therefore renamed to Concur segment. The Qualtrics segment remained unchanged.

For a more detailed description of SAP's segment reporting, see Note (C.1) "Results of Segments" of our Integrated Report 2019.

(H.2) Segment Reporting

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)		Q1 2020	Q1 2019	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	1,523	1,502	1,199	27	25
Software licenses	447	447	650	–31	–31
Software support	2,933	2,900	2,837	3	2
Software licenses and support	3,380	3,347	3,487	–3	–4
Cloud and software	4,903	4,849	4,686	5	3
Services	83	82	79	4	3
Total segment revenue	**4,986**	**4,930**	**4,765**	**5**	**3**
Cost of cloud	–542	–534	–466	16	15
Cost of software licenses and support	–452	–447	–467	–3	–4
Cost of cloud and software	–994	–981	–933	7	5
Cost of services	–84	–84	–93	–9	–10
Total cost of revenue	**–1,078**	**–1,065**	**–1,026**	**5**	**4**
Segment gross profit	**3,908**	**3,865**	**3,739**	**5**	**3**
Other segment expenses	–2,065	–2,045	–1,966	5	4
Segment profit (loss)	**1,843**	**1,821**	**1,774**	**4**	**3**
Margins					
Cloud gross margin (in %)	64.4	64.4	61.1	3.3pp	3.3pp
Segment gross margin (in %)	78.4	78.4	78.5	–0.1pp	–0.1pp
Segment margin (in %)	37.0	36.9	37.2	–0.3pp	–0.3pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1 2020 18

Services € millions, unl ess otherwise stated (Non-IFRS) Q1 2020 Q1 2019 in %  in % Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency Margins Due to rounding, numbers may not add up precisely. Concur Q1 2020 Q1 2019  in %  in % Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency (Non-IFRS) Margins Due to rounding, numbers may not add up precisely.

Qualtrics Q1 2020 Q1 2019  in %  in % Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency (Non-IFRS) Margins Due to rounding, numbers may not add up precisely.

Reconciliation of Cloud Revenues and Margins Q1 2020 Q1 2019  in %  in % Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency (Non-IFRS) 1) Software as a service/platform as a s ervice 2) Infr astructur e as a service; completely included in the Applications, Technology & Support seg ment. 3) Intelligent Spend includes the whol e Concur seg ment and the Intelligent Spend offerings mainly included in the Applications, Technology & Support seg ment. 4) Other includes all other SaaS/PaaS offerings that do not belong to the Intelligent Spend offerings. The individual revenue and margin numbers for s egments ar e disclosed on the pr evious pag es. Due to rounding, numbers may not add up precisely. SAP Quarterly Statement Q1 2020 21

(I) Revenue by Region (IFRS and Non-IFRS) € millionsQ1 2020 Q1 2019 in % IFRS Adj. Non-IFRS Currency Impact Non-IFRS Constant Currency IFRSAdj. Non-IFRS IFRS Non-IFRS Non-IFRS Constant Currency1) Cloud Revenue b y Region Cloud and Software Revenue b y Region Total Re venue by Region 1) Constant currency period-ov er-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS num-bers of the previous year's respective period. Due to rounding, numbers may not add up precisely.

(J) Employees by Region and Functional Areas 3/31/2020 3/31/2019 EMEA America s APJ Total EMEA Americas APJ Total 1) Acquisitions closed between January 1 and M arch 31 of the r espective year

Other Disclosures (K) Financial Income, Net In the first quarter 2020, finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments totaling €123 million (Q1/2019: €83 million). In the first quarter 2020, finance costs mainly consist of losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €102 million (Q1/2019: €7 million).